Bachoco®

Todos los días

POLLO A LAS BRASAS.
Bachoco

Fourth Quarter and

MEXICAN IDOL.
Bachoco

2011 Full Year Results

POLLO TERIYAKI.
Bachoco

February 8, 2012

Contact Information:
Daniel Salazar, CFO
Claudia Cabrera, IR
Inversionistas@bachoco.net
T. +52 (461) 618 3555
www.bachoco.com.mx

Industrias Bachoco Announces Fourth Quarter and Full Year Results for 2011

Celaya, Guanajuato, Mexico – February 8, 2012 - Industrias Bachoco S.A.B. de C.V. (“Bachoco” or “the Company”) (NYSE: IBA; BMV: Bachoco), announced today its unaudited results for the fourth quarter (“4Q11”) and full year 2011 ended December 31, 2011. All figures have been prepared in accordance with Mexico’s Generally Accepted Accounting Principles (“GAAP”), and are presented in nominal Mexican pesos.

Highlights

•	The Company entered the U.S. poultry market through the acquisition of O.K. Foods (“O.K.”), an American Poultry company

•	Bachoco reported the highest quarterly and annual net sales in the company’s history; this figure rose 34.4% in 4Q11 vs 4Q10 and 11.8% in 2011 vs 2010.

•	The Company was largely affected by commodity price increases throughout 2011

	QUARTERLY				YEAR
In millions	4Q11	4Q10	Var.	3Q11	2011	2010	Var.
Net sales	8,564.3	6,374.6	34.5%	6,514.7	27,738.1	24,807.2	11.8%
Cost of sales	7,929.4	5,086.9	55.9%	5,957.1	24,817.3	19,555.8	26.9%
EBITDA	36.0	744.0	-95.2	29.5	718.6	3,207.7	-77.6%
Net majority profit, (loss)	-57.9	477.2	-112.1%	-106.9	127.8	2,004.9	-93.6%
Net income per share (pesos)	-0.10	0.80		-0.18	0.21	3.34

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Executive Summary

Bachoco and the poultry industry in general continued experiencing large increases in production costs, driven by global increases in prices of corn, soybean meal, among other components of the production cost. This, combined with challenging economic conditions and high depreciation of the Mexican peso (“peso”) at the end of the year, lead Bachoco to post negative profit for the fourth quarter and weak results for the year 2011.

“During the fourth quarter we observed a strong demand for chicken meat, particularly towards the end of the quarter. We had increases in sales across all our business lines; as a result we reached record sales figures. Total sales rose 34.4% during the fourth quarter and 11.8% in 2011 over the previous year.

We were not able to fully transfer increases in our production costs to our customers, mainly due to: a strong supply of chicken coupled with weak demand for chicken during most of the year, and a 13.0% depreciation of the peso in 2011, resulting in a 2.9% negative operating margin for the quarter and 0.2% negative operating margin for year 2011.

Nonetheless, we were able to reach a positive EBITDA result for the quarter and for the year, as well as posting a net profit in year 2011.

We ended the year with a positive outlook for the Company, with positive results in both our Mexican and U.S. operations registered in December”, commented Mr. Rodolfo Ramos, CEO.

Bachoco continues to experience significant growth. In the fourth quarter we acquired O.K. Industries, an important American Poultry Company headquartered in Fort Smith, Arkansas. This was a very important step for the Company, as it represented its first incursion into the U.S. poultry industry.

This acquisition consisted of buying 100% of the Company including; two broiler processing plants, 2 further process plants, among other facilities. O.K currently processes around 2.5 million chickens per week; adding approximately 25.0% to Bachoco’s total production

Bachoco paid USD$ 93.4 million for O.K. Industries, paid with cash and debt. Under USGAAP and IFRS principles, we determine that this acquisition has generated a profit of around USD$ 100.0 million, which will be recognized on our Balance Sheet as of March 31, 2012, when we will report our results in accordance with IFRS.

We are also reaching new domestic customers by opening two distribution centers located in Baja California, with which we expect to increase our market share in that region.

As we have commented in many of our previous releases, our solid financial structure allows us to face adverse external conditions and take advantage of business opportunities that the industry offers. 2011 was a clear example of this successful strategy. We were able to grow within a challenging scenario and still maintain a solid financial structure. We believe that our performance, in general, is one of the best in the poultry industry world-wide.

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Bachoco seeks to continue growing its business by seizing upon the opportunities present in the industry. We remain confident in our team, our world class business processes, high productivity standards and, above all, our most valuable asset: our well-recognized brands and products.

Quarterly breakdown of sales

Bachoco saw rising sales across all of its business lines during the fourth quarter. Chicken and Turkey product sales posted solid growth in December due to higher consumption of these products during the Christmas Season.

The Company’s 4Q11 net sales totaled Ps. 8,564.3 million, showing a 34.4% increase over the Ps. 6,374.6 million reported in 4Q10. Sales by business line during the fourth quarter were represented as follow:

A stable chicken supply at the end of the fourth quarter, a strong demand due to seasonality factors, as well as, the partial integration of O.K. in the U.S. (November and December), lead the Company to reach a 36.9% increase in sales for the quarter, resulting from 8.9% increase in chicken prices and 25.7% growth in volume of chicken sold.

After several quarters of strong oversupply conditions in the Mexican table eggs market, our sales prices started to show a recovery. Fourth quarter sales of table eggs rose 14.7%, as a result of 21.7% increase in prices, this was partially offset by a 5.7% decrease in volume sold, compared to 4Q10.

Bachoco’s balanced feed business line also reported a good performance for the quarter; sales grew 38.9%, mainly driven by a 25.7% rise in prices, and a 10.5% rise in volume quarter-over-quarter.

The “other business lines” item includes swine, turkey and beef value-added products business lines, as well as by-products. As it is typical in the fourth quarter, turkey products sales had a solid growth with respect to the previous quarters. In 4Q11, sales of turkey products rose 16.9% with respect to 4Q10. Turkey products sales represented around 2.0% of the Company’s total sales for 4Q11.

For a second consecutive quarter, the Company’s beef business line showed a solid increase in sales, mainly driven by the integration of the newly acquired company in August of 2011, in the state of Nuevo León in Mexico. Even when it represented a large increase in beef sales from 4Q10 to 4Q11, this still represents less than 1.0% of Bachoco’s total sales.

Lastly, sales of swine remained stable with 3.3% growth in the fourth quarter of 2011 compared to the same quarter of 2010.

3

U.S. Complex

The integration of O.K with Bachoco started in November 2011. In the U.S., the Company had to face similar challenges than in the Mexican poultry industry; sharp increases in raw material prices, a large oversupply in the chicken market and a sluggish economy. O.K. overcame negative results and posted positive results in the second month of the integration process.

Operating Results

	QUARTERLY				YEAR
In millions	4Q11	4Q10	Var.	3Q11	2011	2010	Var.
Net sales	8,564.3	6,374.6	34.4%	6,514.7	27,738.1	24,807.2	11.8%
Mexico operation	7,191.1	6,374.6		6,514.7	26,364.9	24,807.2
U.S. operation (1)	1,373.2	0.0		0.0	1,373.2	0.0
Cost of sales	7,929.4	5,086.9	55.9%	5,957.1	24,817.3	19,555.8	26.9%
Gross profit, (loss)	634.9	1,287.7	-50.7%	557.6	2,920.8	5,251.4	-44.4%
Total expenses	879.6	703.2	25.1	708.0	2,980.4	2,729.8	9.2%

(1) Only includes figures of November and December of 2011.

Total cost of sales increased 55.9% for 4Q11 and 26.9% for year 2011, when compared to the same period of 2010. The production cost of chicken per unit was the most affected, it increased around 30.0% for the 4Q11 and 19.0% for year 2011, when compared with the same periods of 2010.

Gross profit declined 50.7% from 4Q10 to 4Q11 reaching Ps. 634.9 million in the fourth quarter, 7.4% of gross margin. Gross profit for the year totaled Ps. 2,920.8 million in 2011, with a gross margin of 10.5% this represented a 44.4% decline year-over-year, due to the fact that we were not able to fully transfer the cost increases to our customers.

	QUARTERLY				YEAR
In millions	4Q11	4Q10	Var.	3Q11	2011	2010	Var.
Operating profit, (loss)	-244.7	584.5	-141.9%	-150.4	-67.1	2,521.6	-102.7%
Operating margin	-2.9%	9.2%		-2.3%	-0.2%	10.2%
EBITDA	36.0	744.0	-95.2	29.5	718.6	3,207.7	-77.6%
EBITDA margin	0.4%	11.7%		0.5%	2.6%	12.9%

Despite productivity achievements, control in expenses and sales increases across all of Bachoco’s business lines, the surge in commodity prices experienced throughout 2011, plus the integration of our new operation led the Company to post a negative operating result for the fourth quarter as well as for the whole 2011 year, but positive in EBITDA terms for the quarter and for the whole year.

Bachoco’s operating loss for 4Q11 was Ps. 244.7 million, compared to an operating profit of Ps. 584.5 million reached in 4Q10. While for the year 2011 operating losses totaled Ps. 59.6 million a sharp reduction compare to an operating income of Ps. 2,521.6 million, reported in 2010.

EBITDA results for the quarter were slightly positive; totaling Ps. 36.0 million, lower than Ps. 744.0 million reported in 4Q10. EBITDA for the year 2011 was Ps. 718.6 million, 77.6% less than Ps. 3,207.7 EBITDA reported in 2010.

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We posted comprehensive financial income of Ps. 40.7 million in 4Q11, and income of Ps. 178.5 million in 2011 when compared to the same periods of 2010, this mainly as a result of foreign exchange gains.

Net income taxes for the quarter totaled a benefit of Ps. 73.7 million. We also posted a benefit in taxes of Ps. 29.1 million for the whole year.

	QUARTERLY				YEAR
In millions	4Q11	4Q10	Var.	3Q11	2011	2010	Var.
Net majority income, (loss)	-57.9	477.2	112.1%	-106.9	127.8	2,004.9	-93.6%
Net majority margin	-0.7%	7.5%		-2.3%	0.46%	8.1%
Net income per share (pesos)	-0.10	0.80		-0.18	0.21	3.34
Net income per ADS* (pesos)	-1.16	9.54		2.16	2.56	40.10

* And ADS is equal to 12 Shares

Net majority loss for the 4Q11 was Ps. 57.9 million (Ps. 0.10 per share), compared to a net majority income of Ps. 477.2 (Ps. 0.80 per share) reached in 4Q10. Net majority income for the year 2011 totaled Ps. 127.8 million (Ps. 0.21 per share), a decrease from Ps. 2,004.9 million (Ps. 3.34 per share) net majority income reached in 2010.

Liquidity and Debt

The Company’s financial structure remained solid; our cash and equivalents as of December 31, 2011, totaled Ps. 3,036.4 million, Ps. 1,140.8 million less when compared to the same period of 2010.

	As of December 31,			As of September 30,
In millions of pesos	2011	2010	Var.	2011
Cash and equivalents	3,036.4	4,177.2	-27.3%	3,276.8
Short-term debt	1,463.9	139.9	946.6%	396.4
Long-term debt	415.2	507.1	-18.1%	430.6

Liquidity ratio	1.2	2.6		2.1
Debt ratio	0.30	0.23		0.23

The Liquidity ratio declined due to an increase in short-term debt, as the Company acquired a credit in U.S. dollars used for the acquisition of O.K. The year-period credit amounted to $ 75.0 million USD.

Total CAPEX for 2011 totaled Ps. 661.6 million, mainly allocated towards in productivity projects, and replacement of transport fleet.

Derivative Contracts

Bachoco entered into several short-term derivative transactions to provide some certainty in the purchasing of corn, soybean meal and U.S. dollars needs. During the fourth quarter we had some operations of Futures and Options in the purchases of corn and soybean meal as well as Forwards, Knockout Calls, Knockout Forwards and Puts for the purchases of U.S. dollars. For more detail, please see tables attached to this document.

5

Stock Information

As of December 31, 2011
Total Shares Outstanding (thousands)	600,000
Total free float	17.25%
Total shares in treasury	227,400
Market cap (Ps. millions)	13,380
	BMV*	NYSE**
Ticker Symbol	Bachoco	IBA
Closing price	22.30	19.07

*Trading at the Mexican Stock Exchange, in Mexican pesos per share

**Trading at the New York Stock Exchange, in U.S. dollars per ADR, and ADR is equal to 12 shares

Company Description:

Industrias Bachoco is the leader of the Mexican poultry industry and an important player in Mexico’s food industry. Bachoco’s sales include chicken, table eggs, balanced feed, turkey, beef and swine. Founded in 1952, Bachoco is headquartered in Celaya, in the state of Guanajuato. Bachoco operates more than 800 facilities, organized in 9 complexes in Mexico and one Complex in the U.S. as well as a growing export business. Bachoco trades on both the Mexican and New York Stock Exchanges since 1997. The Company post around $2 billion dollars in sales at year.

Disclaimer:

The document contains certain information that could be considered forward looking statements concerning anticipated future events and performance of the Company. The statements reflect management’s current beliefs based on information currently available and are not guarantees of future performance and are based on our estimates and assumptions that are subject to risks and uncertainties, including those described in our Annual Information Form, which could cause our actual results to differ materially from the forward-looking statements contained in this document. Those risks and uncertainties include risks associated with ownership in the poultry industry, competition for investments within the poultry industry, shareholder liability, governmental regulation, and environmental matters. As a result, there can be no assurance that actual results will be consistent with these forward-looking statements. Except as required by applicable law, Industrias Bachoco, S.A.B. de C.V. undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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INDUSTRIAS BACHOCO, S.A.B. DE C.V.

Consolidated Statements of Income

-Unaudited-

	FOURTH QUARTER					AS OF DECEMBER,
	U.S.D.	Mexican Pesos				U.S.D.		Mexican Pesos
	2011(1)	2011(2)		2010(2)		2011(1)		2011(2)		2010(2)

Net sales	$613	Ps	8,564	Ps	6,375	US	1,986	Ps	27,738	Ps	24,807
Cost of sales	568		7,929		5,087		1,776		24,817		19,556
Gross profit (loss)	45		635		1,288		209		2,921		5,251
Selling, general and administrative expenses	63		880		703		213		2,980		2,730
Operating income (loss)	(18)		(245)		585		(4)		(60)		2,522
Other income (expense) net	5		74		(51)		(1)		(18)		(132)
Comprehensive financing (cost) income	3		41		47		13		179		122
Interest income	3		41		55		14		197		178
Interest expense and financing expenses	(1)		(21)		(13)		(4)		(58)		(70)
Foreign exchange gain (loss), net	1		13		(4)		4		55		11
Other financial income (expense) net	1		8		9		(1)		(15)		3
Income before income tax, asset tax	(9)		(130)		580		7		101		2,512
Total income taxes	(5)		(74)		102		(2)		(29)		504
Income tax, asset tax	0		7		178		5		71		493
Deferred income taxes	(6)		(81)		(76)		(7)		(100)		11
Net income	$(4)	Ps	(56)	Ps	479		9		130		2,008
Minority net income	0		2		2		0		3		3
Majority net income	(4)		(58)		477		9		128		2,005
weighted average shares outstanding	600		600		600		600		600		600
Net majority Income per share	(0.08)		(0.10)		0.80		0.18		0.21		3.34

(1) For reference, in millions of U.S. dollars using an exchange rate of $13.97

Source: Mexico's National Bank, as of December 31, 2011.

(2) Millions of Mexican nominal pesos

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Industrias Bachoco, S.A.B. de C.V.

Condensed Consolidated Balance Sheets

-Unaudited-

	U.S.D.	Mexican Pesos
	As of Dic 31,	2011(2)		2010(2)
	2011	As of Dic 31,		As of Dic 31,
ASSETS
Cash and cash equivalents	$217	Ps	3,036	Ps	4,177
Total accounts receivable	175		2,446		1,638
Inventories	457		6,380		4,534
Other current assets	-		-		-
Total current assets	849		11,862		10,350
Net property, plant and equipment	790		11,032		10,587
Other non current assets	35		496		409
TOTAL ASSETS	$1,674	Ps	23,390	Ps	21,346

LIABILITIES
Notes payable to banks	105		1,464		140
Accounts payable	177		2,479		1,633
Other taxes payable and other accruals	36		507		468
Total current liabilities	319		4,450		2,241
Long-term debt	30		415		507
Labor obligations	8		112		104
Deferred income taxes and others	159		2,218		2,103
Total long-term liabilities	196		2,745		2,715
TOTAL LIABILITIES	$515	Ps	7,195	Ps	4,956

STOCKHOLDERS' EQUITY
Capital stock	164		2,295		2,295
Paid-in capital	53		745		745
Reserve for repurchase of shares	11		154		154
Retained earnings	918		12,822		11,139
Net majority income of the year	9		128		2,005
Others accounts	(0)		(4)		-
Derivate financial instruments	-		-		-
Total majority stockholder's equity	1,155		16,140		16,338
Minority interest	4		54		52
TOTAL STOCKHOLDERS' EQUITY	1,159		16,194		16,390

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,674	Ps	23,390	Ps	21,346

(1) For reference, in millions of U.S. dollars using an exchange rate of $13.97

Source: Mexico's National Bank, as of December 31, 2011.

(2) Millions of Mexican nominal pesos

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Industrias Bachoco, S.A.B. de C.V.

Consolidated Statement of Cash Flows

-Unaudited-		Mexican Pesos
	U.S.D.	2011(2)		2010(2)
	2011(1)	As of Dic 31,		As of Dic 31,

NET MAJORITY INCOME BEFORE INCOME TAX	$7	Ps.	101	Ps.	2,512
ITEMS THAT DO NOT REQUIRE CASH:	(9)		(127)		(407)
ITEMS RELATING TO INVESTING ACTIVITIES:	56		781		684
Depreciation and others	56		778		686
Income (loss) on sale of plant and equipment	0		5		1
Other Items	(0)		(3)		(3)
ITEMS RELATING TO FINANCING ACTIVITIES:	18		255		248
Interest income (expense)	4		58		70
Other Items	14		197		178

NET CASH GENERATED FROM NET INCOME BEFORE TAXES	$72	Ps.	1,011	Ps.	3,037

CASH GENERATED OR USED IN THE OPERATION:	(68)		(948)		(340)
Decrease (increase) in accounts receivable	(13)		(178)		(57)
Decrease (increase) in inventories	(62)		(873)		(21)
Decrease (increase) in accounts payable	43		594		(88)
Decrease (increase) in other liabilities	(35)		(491)		(173)

NET CASH FLOW FROM OPERATING ACTIVITIES	$4	Ps.	63	Ps.	2,697

INVESTING ACTIVITIES

NET CASH FLOW FROM INVESTING ACTIVITIES	(61)		(854)		(452)
Acquisition of property, plant and equipment	(47)		(662)		(322)
Proceeds from sales of property plant and equipment	(6)		(84)		(42)
Other Items	(8)		(108)		(88)

CASH FLOW SURPLUS (REQUIREMENTS OF) TO BE USED IN
FINANCING ACTIVITIES	$(57)	Ps.	(791)	Ps.	2,245

FINANCING ACTIVITIES

Net cash provided by financing activities:	66		919		(570)
Proceeds from loans	143		1,995		1,126
Principal payments on loans	(56)		(777)		(1,443)
Dividends paid	(21)		(300)		(250)
Other items	0		2		(3)

NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS	(82)		(1,141)		1,675

CASH AND INVESTMENTS AT THE BEGINNING OF YEAR	299		4,177		2,503

CASH AND INVESTMENTS AT END OF PERIOD	$217	Ps.	3,036	Ps.	4,177

(1) For reference, in millions of U.S. dollars using an exchange rate of $13.97

Source: Mexico's National Bank, as of December 31, 2011.

(2) Millions of Mexican nominal pesos

9

Industrias Bachoco, S.A.B. de C.V.
Thousands of Mexican Pesos, as of December 31, 2011	Quarter: 4
Table 1

	Objective of the		Value of the Related Commodity		Reasonable Value		Amounts Due by
Type of Financial Instrument	Instrument	Notional	4Q-2011	3Q-2011	4Q-2011	3Q-2011	Year	Guaranties Required

Forwards, knock out calls, knock out forwards and puts	Hedge and negotiation	$9,332	$13.97	$13.88	$1,359	$-3,420	100% in 2012

Futures for corn and soybean meal				Corn: $5.9250 USD/bushel for December 2011. Soybean meal: $308.6 USD/ton for December 2011		$-3,357		The deals consider the possibility of margin calls but not another kind of guarantee

Options for corn and soybean meal	Hedge and negotiation	$1,593	Corn: $6.464 y $6.546 USD/bushel for March and May 2012. Soybean meal: $313.1 y $315.8 USD/tons for March and Mayof 2012		$1,593	$-	2012

None of the financial instruments exceed 5% of total assets as of September 30, 2011.

A negative value means an unfavorable effect for the Company.

The notional value represents the net position as of December 31, 2011 at the exchange rate of Ps. 13.97 per USD.

Industrias Bachoco, S.A.B. de C.V.
Thousands of Mexican Pesos, as of December 31, 2011	Quarter: 4
Table 2

	Reasonable Value as of	Value of the related commodity-reference value			Effect on the Income	Effect on the Cash Flow ***
Type of Financial Instrument	December 31, 2011	-2.5%	2.5%	5.0%	Statement	-2.5%	2.5%	5.0%

Forwads, calls,knock out calls, knock out forwards and puts*	$1,359	$13.62	$14.32	$14.67	Direct	$1,126	$1,592	$1,826

		-5%	5%	10%		-5%	5%	10%

Futures for corn and, soybean	$-	$-	$-	$-		$-	$-	$-
					The effect will materialize as the inventory is consumed
Options for corn and soybean meal**	$1,593	$6.14	$6.79	$7.11
		$297.45	$328.76	$344.41		$-	$-	$-

 A negative value means an unfavorable effect for the Company.

* The reference value is the exchange rate of Ps. 13.97 per USD as of December 31, 2011

** The reference value is the Futures of corn for March 2012: $6.464 USD/bushel and soybean meal for March 2012, $313.1 USD/ton.

Note: even when table set above shows corn and soybean prices for contracts of March 2012, the effect on the cash flow corresponds to the total positions effects.

*** The Company has credit lines with the majority of its counterparts, so that the effect in cash flow is lower than the amount shown.

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